Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
			(U.S. dollars in millions, except ratios)
Earnings
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	1,490	3,638	1,250	1,819	2,956	3,646

Fixed charges, as below	223	336	340	388	257	235

Interest capitalized, less amortization of capitalized interest	(2)	(3)	(3)	(7)	(5)	—

Total	1,711	3,971	1,587	2,200	3,208	3,881

Fixed Charges

Interest costs (expensed and capitalized) and amortization of issuance costs relating to long-term debentures	188	285	301	344	219	203

Rentals – one-third of rental expenses	35	51	39	44	38	32

Total	223	336	340	388	257	235

Ratio of Earnings to Fixed Charges	7.7	11.8	4.7	5.7	12.5	16.5